Filed pursuant to Rule 425 under the

Securities Act of 1933, as amended, and

deemed filed under Rule 14a-6 under the

Securities Exchange Act of 1934, as amended

Filer: Broadcom Corporation

Commission File No.: 000-23993

Subject Company: Broadcom Corporation

Avago Technologies and Broadcom Announce Preliminary

Election Results of Broadcom Shareholders

SINGAPORE and IRVINE, Calif. – January 25, 2016 –Avago Technologies Limited (NASDAQ: AVGO) and Broadcom Corporation (NASDAQ: BRCM) announced today the preliminary results of the elections made by Broadcom shareholders as to the form of merger consideration they wish to receive in connection with the parties’ pending business combination transaction which, as previously announced, is expected to close on February 1, 2016.

Preliminary Election Results

Based on available information as of the election deadline at 5:00 p.m., Eastern Time, on January 25, 2016, the preliminary merger consideration election results were as follows:

•	Holders of approximately 188,757,182 shares of Broadcom common stock, or approximately 30.7% of the outstanding shares of Broadcom common stock, made a cash election (“Cash Electing Shares”);

•	Holders of approximately 238,060,460 shares of Broadcom common stock, or approximately 38.7% of the outstanding shares of Broadcom common stock, made an election to receive ordinary shares of Pavonia Limited (which will be renamed Broadcom Limited upon closing);

•	Holders of approximately 52,090,437 shares of Broadcom common stock, or approximately 8.5% of the outstanding shares of Broadcom common stock, made an election to receive restricted exchangeable units of Safari Cayman L.P. (which will be renamed Broadcom Cayman L.P. upon closing); and

•	Holders of approximately 136,405,605 shares of Broadcom common stock, or approximately 22.2% of the outstanding shares of Broadcom common stock, did not make a valid election and, in accordance with the merger agreement, are deemed to be Cash Electing Shares.

The foregoing results are preliminary only, and final certified results are not expected to be available until shortly before closing. Additionally, these preliminary results do not include any shares of common stock of Broadcom Corporation to be issued in connection with the final purchase date under its employee stock purchase plan prior to closing, which will all be deemed to be Cash Electing Shares.

Based on the preliminary results above, the election to receive cash is expected to be oversubscribed. Therefore, the consideration to be received by the holders who made such election is expected to be prorated pursuant to the terms set forth in the merger agreement by and among Avago, Broadcom and the other parties thereto. After the final results of the merger consideration election process are determined, the final allocation of merger consideration will be calculated in accordance with the terms of the merger agreement.

Trading in Broadcom common stock between now and closing of the transaction

As provided in the merger agreement, from and after the close of trading today, only outstanding shares of Broadcom common stock as to which no merger consideration election was made may be traded, and such shares will be deemed to be Cash Electing Shares at the time of closing.

Expected Trading of Avago, Broadcom Corporation and Broadcom Limited

The last day of trading for ordinary shares of Avago (Ticker Symbol: AVGO; ISIN code: SG9999006241; CUSIP: Y0486S 104) and shares of Class A common stock of Broadcom Corporation (Ticker Symbol: BRCM) on the NASDAQ Global Select Market is expected to be Friday, January 29, 2016.

Ordinary shares of Broadcom Limited (Ticker Symbol: AVGO; ISIN code: SG9999014823; CUSIP: Y09827 109) are expected to begin trading on the NASDAQ Global Select Market on Monday, February 1, 2016.

Investors are urged to review any trading instructions carefully in light of the merger consideration elections applicable to Broadcom shareholders and the fact that the ticker symbol “AVGO” will be used by each of Avago (through January 29, 2016) and Broadcom Limited (commencing February 1, 2016).

About Avago Technologies Limited

Avago Technologies Limited is a leading designer, developer and global supplier of a broad range of analog semiconductor devices with a focus on III-V based products and complex digital and mixed signal CMOS based devices. Avago’s product portfolio is extensive and includes thousands of products in four primary target markets: wireless communications, enterprise storage, wired infrastructure and industrial and other.

About Broadcom

Broadcom Corporation, a FORTUNE 500® company, is a global leader and innovator in semiconductor solutions for wired and wireless communications. Broadcom® products seamlessly deliver voice, video, data and multimedia connectivity in the home, office and mobile environments. With one of the industry’s broadest portfolio of state-of-the-art system-on-a-chip solutions, Broadcom is changing the world by Connecting everything®. For more information, go to www.broadcom.com.

Forward-Looking Statements

All statements included or incorporated by reference in this document, other than statements or characterizations of historical fact, are forward-looking statements within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Avago’s and Broadcom’s current expectations, estimates and projections about its business and industry, management’s beliefs, and certain assumptions made by Broadcom and Avago, all of which are subject to change. Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “potential,” “continue,” “ongoing,” similar expressions, and variations or negatives of these words. Examples of such forward-looking statements include, but are not limited to, the preliminary results of shareholder elections, the expected date of closing of the transaction and the expected trading dates of the constituent securities. These forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially and adversely from those expressed in any forward-looking statement.

Important risk factors that may cause such a difference in connection with the proposed transaction include, but are not limited to, the following factors: (1) the risk that the conditions to the closing of the transaction are not satisfied; (2) litigation relating to the transaction; (3) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (4) risks that the proposed transaction disrupts the current plans and operations of Avago or Broadcom; (5) the ability of Avago and Broadcom to retain and hire key personnel; (6) competitive responses to the proposed transaction; (7) unexpected costs, charges or expenses resulting from the transaction; (8) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (9) the combined companies’ ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses and the indebtedness planned to be incurred in connection with the transaction; and (10) legislative, regulatory and economic developments. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the joint proxy statement/prospectus that is included in the Registration Statement on Form S-4 that has been filed with and declared effective by the SEC in connection with the proposed transaction. The forward-looking statements in this document speak only as of this date. Neither Broadcom nor Avago undertake any obligation to revise or update publicly any forward-looking statement to reflect future events or circumstances.

In addition, actual results are subject to other risks and uncertainties that relate more broadly to Broadcom’s overall business, including those more fully described in Broadcom’s filings with the Securities and Exchange Commission (“SEC”), including its annual report on Form 10-K for the fiscal year ended December 31, 2014, and its quarterly reports filed on Form 10-Q for the current fiscal year, and Avago’s overall business and financial condition, including those more fully described in Avago’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended November 1, 2015. The forward-looking statements in this document speak only as of date of this document. We undertake no obligation to revise or update publicly any forward-looking statement, except as required by law.

Additional Information and Where to Find It

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Pavonia Limited (“Holdco”) and Safari Cayman L.P. (“Holdco LP”) have filed with the SEC a Registration Statement on Form S-4 which includes the joint proxy statement of Avago and Broadcom and also constitutes a prospectus of Holdco and Holdco LP. The Registration Statement on Form S-4 was declared effective by the SEC on September 25, 2015. On or about September 29, 2015, each of Avago and Broadcom commenced mailing the joint proxy statement/prospectus in definitive form to its shareholders of record as of the close of business on September 25, 2015. Broadcom and Avago also plan to file other documents with the SEC regarding the proposed transaction. This document is not a substitute for any prospectus, proxy statement or any other document which Broadcom and Avago has filed or may file with the SEC in connection with the proposed transaction. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and shareholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents filed with the SEC by the parties on Broadcom’s Investor Relations website (www.broadcom.com/investors) (for documents filed with the SEC by Broadcom) or Avago Investor Relations at (408) 433-8000 or investor.relations@avagotech.com (for documents filed with the SEC by Avago, Holdco or Holdco LP).

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Avago, Avago Technologies, the A logo and Storage by LSI are trademarks of Avago Technologies. Broadcom®, the pulse logo, Connecting everything®, and the Connecting everything logo are among the trademarks of Broadcom Corporation and/or its affiliates in the United States, certain other countries and/or the EU. Any other trademarks or trade names mentioned are the property of their respective owners.

Broadcom Contacts:

Investor Relations T. Peter Andrew VP, Treasury & Investor Relations 949-926-6932 andrewtp@broadcom.com	Sameer Desai Director, Investor Relations 949-926-4425 sameerd@broadcom.com	Corporate Communications JP Clark Director, Corp. Communications 949-266-7632 jpclark@broadcom.com

Avago Contacts:

Ashish Saran

Investor Relations

408-433-8000

investor.relations@avagotech.com

Forward Looking Statements

All statements included or incorporated by reference in this document, other than statements or characterizations of historical fact, are forward-looking statements within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Broadcom’s current expectations, estimates and projections about its business and industry, management’s beliefs, and certain assumptions made by Broadcom and Avago, all of which are subject to change. Forward-looking statements can often be identified by words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “may,” “will,” “should,” “would,” “could,” “potential,” “continue,” “ongoing,” similar expressions, and variations or negatives of these words. Examples of such forward-looking statements include, but are not limited to, the preliminary results of shareholder elections, the expected date of closing of the transaction and the expected trading dates of the constituent securities. These forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially and adversely from those expressed in any forward-looking statement.

Important risk factors that may cause such a difference in connection with the proposed transaction include, but are not limited to, the following factors: (1) the risk that the conditions to the closing of the transaction are not satisfied; (2) litigation relating to the transaction; (3) uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; (4) risks that the proposed transaction disrupts the current plans and operations of Avago or Broadcom; (5) the ability of Avago and Broadcom to retain and hire key personnel; (6) competitive responses to the proposed transaction; (7) unexpected costs, charges or expenses resulting from the transaction; (8) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transaction; (9) the combined companies’ ability to achieve the growth prospects and synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined companies’ existing businesses and the indebtedness planned to be incurred in connection with the transaction; and (10) legislative, regulatory and economic developments. These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the joint proxy statement/prospectus that is included in the Registration Statement on Form S-4 that has been filed with the Securities and Exchange Commission (the “SEC”) in connection with the proposed transaction. The forward-looking statements in this document speak only as of this date. Neither Broadcom nor Avago undertake any obligation to revise or update publicly any forward-looking statement to reflect future events or circumstances.

In addition, actual results are subject to other risks and uncertainties that relate more broadly to Broadcom’s overall business, including those more fully described in Broadcom’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended December 31, 2014, and its quarterly reports filed on Form 10-Q for the current fiscal year, and Avago’s overall business and financial condition, including those more fully described in Avago’s filings with the SEC including its annual report on Form 10-K for the fiscal year ended November 1, 2015. The forward-looking statements in this document speak only as of date of this document. We undertake no obligation to revise or update publicly any forward-looking statement, except as required by law.

Additional Information and Where to Find It

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities. Pavonia Limited (“Holdco”) and Safari Cayman L.P. (“New LP”) filed with the SEC a Registration Statement on Form S-4 which includes the joint proxy statement of Avago and Broadcom and also constitutes a prospectus of Holdco and New LP. The Registration Statement on Form S-4 was declared effective by the SEC on September 25, 2015. Each of Broadcom and Avago have mailed the joint proxy statement/prospectus to their respective shareholders. Broadcom and Avago also plan to file other documents with the SEC regarding the proposed transaction. This document is not a substitute for any prospectus, proxy statement or any other document which Broadcom and Avago has filed or may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF BROADCOM AND AVAGO ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). In addition, investors and shareholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents filed with the SEC by the parties on Broadcom’s Investor Relations website (www.broadcom.com/investors) (for documents filed with the SEC by Broadcom) or Avago Investor Relations at (408) 435-7400 or investor.relations@avagotech.com (for documents filed with the SEC by Avago, Holdco or New LP).